UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On September 14, 2023, SAI.TECH Global Corporation (the “Company”) announced that all shareholder proposals submitted for shareholder approval (the “Proposals”) have been duly adopted at its annual general meeting of shareholders held virtually at www.virtualshareholdermeeting.com/SAI2023 on September 6, 2023 (the “AGM”).

After the adoption of the Proposals, all corporate authorizations and actions contemplated thereunder were approved, including, among other things, that (i) Mr. Risheng Li was re-elected as a Class I Director of the Company, (ii) the elections of Mr. Yusen Chen and Mr. Yao Shi as Class II Directors of the Company were ratified, (iii) the elections of Mr. Hao Ge and Mr. Jinlong Zhu as Class III Directors of the Company were ratified, (iv) the appointment of Audit Alliance LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022 and for the fiscal year ended December 31, 2023 was ratified and approved, and (v) the Company’s 2023 Equity Incentive Plan was approved.

The Company hereby submits this Current Report on Form 6-K to furnish, among others, (i) the 2023 Equity Incentive Plan of the Company as set forth in Exhibit 10.1 hereto, (ii) the voting results of the AGM as set forth in Exhibit 99.1 hereto, and (iii) a copy of the press release issued on September 14, 2023 to announce the results of AGM as set forth in Exhibit 99.2 hereto. For more details, please refer to exhibits to this Current Report on Form 6-K.

Exhibit Number	Description
10.1	2023 Equity Incentive Plan of SAI.TECH Global Corporation
99.1	Voting Results of 2023 Annual General Meeting of SAI.TECH Global Corporation
99.2	Press Release Dated September 14, 2023 – SAI.TECH Announces Results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 14, 2023	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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